U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940.

____ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.   Name and Address of Reporting Person         William C. Ray
                                                  200 North Elm Street
                                                  Greensboro, NC  27401

2.   Issuer Name and Ticker or Trading Symbol     Network Systems
                                                  International, Inc. (NESI)

3.   IRS Number of Reporting Person, if an
     Entity (Voluntary)

4.   Statement for Month, Year                    July, 1999

5.   If Amendment, Date of Original               N/A

6.   Relationship of Reporting Person to Issuer   Officer
    (Check all applicable)

7.   Individual or Joint/Group Filing             __x__ Form filed by one
                                                        Reporting Person
     (Check Applicable Line)
                                                  _____ Form filed by more
                                                        than one Reporting
                                                        Person

Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security                           Common Stock

2.   Transaction Date                            July 30, 1999
     (Month/Day/Year)

3.   Transaction Code                            Code: D
          (Instr. 8)

4.   Securities Acquired (A) or Disposed of (D)  Amount: 1,000 shares
     (A) or (D)                                  D
                                                 Price: $4.50

5.   Amount of Securities Beneficially
     Owned at End of Month                       276,981

6.   Ownership form:
     Direct (D) or Indirect (I)                  D

7.   Nature of Indirect Beneficial Ownership

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security                 N/A

2.   Conversion or Exercise Price of
     Derivative Security

3.   Transaction Date (Month/Day/Year)

4.   Transaction Code                             Code:
                                                  V:
5.   Number of Derivative Securities Acquired (A)
     Or Disposed of (D)

6.   Date Exercisable and Expiration Date         Date Exercisable:
     (Month/Day/Year)                             Expiration Date:

7.   Title and Amount of Underlying Securities    Title:
                                                  Amount of Number of Shares:
8.   Price of Derivative Security

9.   Number of Derivative Securities Beneficially
     Owned at End of Month

10.  Ownership form of Derivative Security:
     Direct (D) Or Indirect (I)

11.  Nature of Indirect Beneficial Ownership


Signature of Reporting Person

/s/ William C. Ray

William C. Ray

Date:  August 10, 1999